UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OneMain Holdings, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

October 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68268W103	Page 2

1.	Names of Reporting Persons. UNIFORM INVESTCO LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.72%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 3

1.	Names of Reporting Persons. UNIFORM INVESTCO GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.72%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 4

1.	Names of Reporting Persons. THE VÄRDE FUND VI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 354,958
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 354,958

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,958
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.27%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 5

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,268,785
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,268,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.96%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 6

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 876,066
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 876,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 876,066
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.66%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 7

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,499,809
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,499,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.89%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 8

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,499,809
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,499,809

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,809
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.89%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 9

1.	Names of Reporting Persons. THE VÄRDE SKYWAY MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,409
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.65%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 10

1.	Names of Reporting Persons. THE VÄRDE SKYWAY FUND G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,409
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.65%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 11

1.	Names of Reporting Persons. THE VÄRDE SKYWAY FUND UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 853,409
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 853,409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.65%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 12

1.	Names of Reporting Persons. THE VÄRDE FUND XII (MASTER), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.99%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 13

1.	Names of Reporting Persons. THE VÄRDE FUND XII G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.99%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 14

1.	Names of Reporting Persons. THE VÄRDE FUND XII UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,306,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,306,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.99%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 15

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,004,455
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,004,455

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,004,455
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.76%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 16

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,004,455
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,004,455

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,257,373
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.76%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 17

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,004,455
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,004,455

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,004,455
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.76%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 18

1.	Names of Reporting Persons. VÄRDE SFLT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,888,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,888,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.43%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 19

1.	Names of Reporting Persons. THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,888,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,888,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.43%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 20

1.	Names of Reporting Persons. THE VÄRDE SPECIALITY FINANCE FUND U.G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,888,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,888,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.43%
14.	Type of Reporting Person OO

CUSIP No. 68268W103	Page 21

1.	Names of Reporting Persons. Uniform InvestCo Sub L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,944,066
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,944,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,944,066
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.74%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 22

1.	Names of Reporting Persons. VÄRDE PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.72%
14.	Type of Reporting Person PN

CUSIP No. 68268W103	Page 23

1.	Names of Reporting Persons. VÄRDE PARTNERS, INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.72%
14.	Type of Reporting Person CO

CUSIP No. 68268W103	Page 24

1.	Names of Reporting Persons. GEORGE G. HICKS
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.72%
14.	Type of Reporting Person IN

CUSIP No. 68268W103	Page 25

1.	Names of Reporting Persons. ILFRYN C. CARSTAIRS
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia and the United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,552,292
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,552,292

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,552,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.72%
14.	Type of Reporting Person IN

CUSIP No. 68268W103	Page 26

Schedule 13D/A

Amendment No. 4

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 601 N.W. Second Street, Evansville, IN 47708.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed by the Reporting Persons on Schedule 13D filed by the Reporting Persons on July 3, 2018, as amended by Amendment No. 1 thereto filed on February 20, 2020, Amendment No. 2 thereto filed on February 18, 2021, and Amendment No. 3 thereto filed on May 7, 2021 (as so amended by this Amendment No. 4, the “Schedule 13D”). This Amendment No. 4 is filed, in part, to reflect that on October 14, 2021 Uniform InvestCo LP (“InvestCo”) contributed 4,944,066 shares of the Issuer’s Common Stock to Uniform InvestCo Sub L.P. (“InvestCo Sub”), which shares had been distributed by V-OMH (ML) II, L.P. (“V-OMH”) to OMH Holdings LP (“Holdings”) and by Holdings to InvestCo.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

No change.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4.	PURPOSE OF TRANSACTION

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Holdings and/or one or more of its subsidiaries are the record owners of an aggregate of 12,618,434 shares of the Issuer’s Common Stock, which represents approximately 9.56% of the Issuer’s outstanding Common Stock. Through its interest in Holdings, InvestCo has a beneficial interest in 2,608,226 shares of Issuer’s Common Stock, which represents approximately 1.98% of the outstanding shares of Issuer’s Common Stock. InvestCo Sub is the sole record owner of an aggregate of 4,944,066 shares of Issuer’s Common Stock, which represents approximately 3.74% of the outstanding shares of the Issuer’s Common Stock. Through its interest in InvestCo Sub, InvestCo has a beneficial interest in 4,944,066 shares of Issuer’s Common Stock, which represents approximately 3.74% of the outstanding shares of the Issuer’s Common Stock. Each of Fund VI, VIP, VIP Offshore, Skyway, Fund XII, Credit Partners and SFLT own an interest in Uniform Topco LP. Uniform InvestCo Holdings Sarl, a wholly-owned subsidiary of Uniform Topco LP, and InvestCo GP own 99.99% and 0.01%, respectively, of the outstanding partnership interests of InvestCo. InvestCo and InvestCo GP own 99.99% and 0.01%, respectively, of the outstanding partnership interests of InvestCo Sub.

Each Reporting Person disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned of record by Holdings and/or one or more of its subsidiaries, in each case, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 68268W103	Page 27

(a) See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 132,046,200 shares of Common Stock outstanding as of August 3, 2021, based upon information provided in the prospectus supplement filed by the Issuer with the SEC on August 13, 2021.

(b) By virtue of the provisions of the Letter Agreement that grant certain rights to certain limited partners of Holdings regarding the election of the Board and the acquisition and transfer of shares of Common Stock, as described in Item 6, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any shares of Common Stock acquired directly by the limited partners affiliated with Apollo Management Holdings GP, LLC (such limited partners, the “Apollo Partner”). The Reporting Persons expressly disclaim the existence of a group with the Apollo Partner or any beneficial ownership of any shares held of record by the Apollo Partner and the number of shares reported in the cover pages as shared voting power does not include any of those shares of Common Stock. In the aggregate, any group formed thereby would beneficially own the shares of Common Stock owned by Holdings and/or one or more of its subsidiaries as well as the shares of Common Stock acquired directly by the Apollo Partner, if any. The beneficial ownership of the Apollo Partner has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on July 3, 2018, as amended.

(c) On October 14, 2021, V-OMH distributed 4,944,066 shares (the “Shares”) of the Issuer’s Common Stock to Holdings; Holdings, in turn, distributed the Shares to InvestCo and InvestCo contributed the Shares to InvestCo Sub. Except as described above in this 13D/A, there have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As reported on Amendment No. 1 to Schedule 13D filed by the Apollo Partner on December 18, 2019, on December 16, 2019, V-OMH entered into a margin loan agreement and related documentation (the “Margin Loan Agreement”). On September 9, 2021, the Margin Loan Agreement was amended (the “Amended Margin Loan Agreement”). Pursuant to the Amended Margin Loan Agreement, 7,552,292 shares of Common Stock are pledged on a non-recourse basis, including the Shares held by InvestCo Sub. The Amended Margin Loan Agreement contains customary default provisions and in the event of a default under the loan agreement the banks may foreclose upon any and all shares of the Issuer’s Common Stock pledged to them.

CUSIP No. 68268W103	Page 28

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit A	Share Purchase Agreement, dated as of January 3, 2018, by and among OneMain Holdings, Inc., OMH Holdings, L.P., and Springleaf Financial Holdings, LLC (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on January 4, 2018 and incorporated herein in its entirety by reference).

Exhibit B	Amended and Restated Stockholders Agreement, dated as of June 25, 2018, by and among OneMain Holdings, Inc. and OMH Holdings, L.P. (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on June 25, 2018 and incorporated herein in its entirety by reference).

Exhibit C	Letter Agreement, dated as of June 25, 2018, by and among Apollo Uniform GP, LLC, Uniform InvestCo LP, Uniform Co-Invest, L.P., Apollo VIII Uniform Investor, L.P. and Apollo Structured Credit Recovery Master Fund IV LP (attached as Exhibit C to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2018 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Agreement, dated as of October 18, 2021, by and among the Reporting Persons.

CUSIP No. 68268W103	Page 29

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2021

UNIFORM INVESTCO LP
By: Uniform InvestCo GP LLC, its General Partner
By: Värde Partners, Inc., its Manager

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

UNIFORM INVESTCO GP LLC

By: Värde Partners, Inc., its Manager

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.

By: Värde Investment Partners G.P., L.P., its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., L.P., its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

CUSIP No. 68268W103	Page 30

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By: Värde Investment Partners G.P., L.P., its General Partner

By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., L.P.

By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.

By: The Värde Skyway Fund G.P., L.P., its General Partner
By: The Värde Skyway Fund UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., L.P.

By: The Värde Skyway Fund UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

CUSIP No. 68268W103	Page 31

THE VÄRDE SKYWAY FUND UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.

By: The Värde Fund XII G.P., L.P., its General Partner
By: The Värde Fund XII UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.

By: The Värde Fund XII UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By: Värde Credit Partners G.P., L.P., its General Partner
By: Värde Credit Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS G.P., L.P.

By: Värde Credit Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

CUSIP No. 68268W103	Page 32

VÄRDE CREDIT PARTNERS UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE SFLT, L.P.

By: The Värde Specialty Finance Fund G.P., L.P., its General Partner
By: The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.

By: The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SPECIALTY FINANCE FUND U.G.P., LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

UNIFORM INVESTCO SUB L.P.

By: Uniform InvestCo GP LLC, its General Partner
By: Värde Partners, Inc., its Manager

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

CUSIP No. 68268W103	Page 33

VÄRDE PARTNERS, L.P.

By: Värde Partners, Inc., its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks

ILFRYN CARSTAIRS

By:	/s/ Ilfryn Carstairs